UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 4)(1)
                 -------------------------------
        ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           285825 10 5
                         (CUSIP Number)
                --------------------------------
                       Howard Kailes, Esq.
                  Krugman, Chapnick & Grimshaw
                    Park 80 West - Plaza Two
                 Saddle Brook, New Jersey  07663
                         (201) 845-3434
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)

                 -------------------------------

                          July 11, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

     ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ______

(1) Constitutes Amendment No. 5 to Schedule 13G dated February 11, 1994 filed by Bruce F. Failing, Jr., Leigh Q. Failing, individually and as trustee of The Failing Trust, and Elizabeth F. Failing, as trustee of The Failing Trust.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Bruce F. Failing, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,638,830

8    SHARED VOTING POWER

     1,506,807 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     1,638,830

10   SHARED DISPOSITIVE POWER

     1,506,807 (see footnote 1)

11   AGGREGATE AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON

      3,145,637

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN  SHARES*

      see footnote 2

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.0%

14    TYPE OF REPORTING PERSON*

      IN

- -----------------
(1) Represents 1,318,489 shares held by The Failing Trust, 168,318 shares held be Elizabeth Z. Failing and 20,000 shares jointly owned with Leigh Q. Failing.

(2) Excludes an aggregate of 7,890,758 shares (the "Garfinkle Shares") beneficially owned by Norton Garfinkle, Garfinkle Limited Partnership I and Garfinkle Limited Partnership II, subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement").

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Leigh Q. Failing (individually and as trustee of The Failing
     Trust)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b) X
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     1,338,489 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     1,338,489 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,338,489 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 2

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     IN

- ---------------
(1)  Represents 1,318,489 shares held by The Failing Trust and
     20,000 shares jointly owned with Bruce F. Failing, Jr.

(2) Excludes the Garfinkle Shares and 1,807,148 shares beneficially owned by Bruce F. Failing, Jr., which are subject to the Stockholders Agreement.

CUSIP NO.  285825 10 5

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION  NO. OF ABOVE PERSON

     Elizabeth F. Failing (as trustee of The Failing Trust)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
        -----

     (b) X
        -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK  BOX  IF  DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY  OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     1,318,489 (see footnote 1)

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     1,318,489 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,489 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT  IN ROW (11) EXCLUDES
     CERTAIN SHARES*

     see footnote 2

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%

14   TYPE OF REPORTING PERSON*

     IN

- ---------------
(1)  Represents shares held by The Failing Trust.

(2)  Excludes The Garfinkle Shares and 1,827,148 shares held by
     Bruce F. Failing, Jr., which are subject to the Stockholders
     Agreement.

                     INTRODUCTORY STATEMENT

     Pursuant to Reg. Section 240.13d-2, this Amendment No. 4 to
Schedule 13D discloses changes in the Statement on Schedule 13D dated July 24, 1995, as amended by Amendment No. 1 thereto dated July 24, 1995, Amendment No. 2 thereto dated September 30, 1995 and Amendment No. 3 thereto dated December 27, 1995 (together, the "Amended Statement on Schedule 13D"), filed jointly by Bruce F. Failing, Jr. ("BFF"), Leigh Q. Failing ("LQF"), individually and as trustee of The Failing Trust, and Elizabeth F. Failing ("EFF"), as trustee of The Failing Trust; and pursuant to Reg. Section 232.101(a)(2)(ii), this Amendment No. 4 restates in its entirety the text of the Amended Statement on Schedule 13D previously filed in paper format. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein with respect to any other person or entity.

Item 1.   Security and Issuer
          -------------------

     The securities to which this statement relates are shares of the common stock, $.01 par value, of Electronic Retailing Systems International, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 372 Danbury Road, Wilton, Connecticut 06897.

Item 2.   Identity and Background
          -----------------------

     This statement is filed jointly, pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), by BFF, LQF, individually and as trustee of The
Failing Trust, and EFF, as trustee of The Failing Trust.

     BFF's principal occupation is as President of the Corporation, which develops and supplies electronic shelf labeling systems.
BFF's residence address is 237 Round Hill Road, Greenwich,
Connecticut 06897. BFF is a citizen of the United States of America.

     LQF is not employed and is engaged in community service for various organizations. LQF's residence address is 237 Round Hill
Road, Greenwich, Connecticut 06897. LQF is a citizen of the United States of America.

     EFF is not employed and is engaged in community service for various organizations. EFF's residence address is 65 South Road, Westhampton Beach, New York 11978. EFF is a citizen of the United
States of America.

     During the last five years, none of BFF, LQF nor EFF has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration
          --------------------------

     As more fully described under Items 4, 5(c) and 6 herein, on July 11, 1996: (i) all of the 11,576 shares (the "Preferred Shares") of Series A Cumulative, Convertible Preferred Stock, $1.00 par value (the "Preferred Stock"), of the Corporation held by BFF were converted into an aggregate of 289,400 shares (the "Conversion Shares") of Common Stock, and (ii) BFF acquired an additional 31,870 shares (the "Private Placement Shares") of Common Stock for a purchase price of $71,707.50 obtained from personal funds ($21,705.75 of which represented payments under the conversion agreement [the "Conversion Agreement"] hereinafter described).

Item 4.   Purpose of Transaction
          ----------------------

     In connection with completion by the Corporation of (i) the offshore public offering (the "Regulation S Offering"), in accordance with Regulation S under the Securities Act of 1933, as amended, of shares of Common Stock, as a result of which the Corporation received gross proceeds of approximately $11.2 million, and (ii) the contemporaneous private placement (the "Private Placement") of shares of Common Stock to subscribers, including certain members of the Corporation's Board of Directors and their affiliates, as a result of which the Corporation received gross proceeds of approximately $2.1 million, holders of all outstanding shares of Preferred Stock converted their shares into the number of shares of Common Stock into which such shares of Preferred Stock were convertible in accordance with their terms. Accordingly, on July 11, 1996 the Preferred Shares, each valued at $100, were converted into the Conversion Shares at the conversion price of $4.00 per share pursuant to the Conversion Agreement. In addition, on such date BFF acquired the Private Placement Shares in the Private Placement pursuant to subscription agreements (the "Subscription Agreements") accepted by the Corporation on July 5, 1996 and subject to closing of the Regulation S Offering.

     At July 30, 1996, Norton Garfinkle, Chairman of the Board and a director of the Corporation, and BFF beneficially owned, together with members of their respective families (including related parties), approximately 52.5% of the outstanding Common Stock. As more fully described under Item 6 herein, Messrs. Garfinkle and BFF and their respective families are subject to an agreement relating to the voting and disposition of such shares. Accordingly, Mr. Garfinkle and BFF, acting together, will be in a position to elect all of the Corporation's directors and to take action requiring stockholder approval.

     Each of the undersigned will review various factors, such as the Corporation's business and prospects, general economic conditions and money and stock market conditions, and may consider the acquisition of additional securities of the Corporation, or the disposition thereof, whether in open market brokerage transactions in the over-the-counter market, or otherwise.

     Except as aforesaid, none of the undersigned has any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) As of July 30, 1996, BFF beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 3,145,637 shares of Common Stock, constituting, to the best of the knowledge of BFF, 15.0% of the issued and outstanding shares of Common Stock. Such shares include: (i) 1,318,489 shares (the "Trust Shares") held by The Failing Trust, as to which LQF (BFF's wife) and EFF (BFF's mother) act as co-trustees, (ii) 168,318 shares (the "EZF Shares"), held by EZF, BFF's sister, and (iii) 20,000 shares (the "Joint Shares") held jointly with LQF. Such shares exclude an aggregate of 7,890,758 shares (the "Garfinkle Shares") beneficially owned by Norton Garfinkle, Garfinkle Limited Partnership I and Garfinkle Limited Partnership II which are subject to the provisions of a stockholders agreement dated March 12, 1993 (the "Stockholders Agreement") among such parties and BFF, The Failing Trust and EZF.

     As of July 30, 1996, LQF beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,338,489 shares of Common Stock, constituting, to the best of the knowledge of LQF, 6.4% of the issued and outstanding shares of Common Stock. Such shares represent the Trust Shares and the Joint Shares and exclude the Garfinkle Shares and 1,807,148 shares beneficially owned by BFF (including the EZF Shares), which are subject to the Stockholders Agreement.

     As of July 30, 1996, EFF beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,318,489 shares of Common Stock, constituting, to the best of the knowledge of EFF, 6.3% of the issued and outstanding shares of Common Stock. Such shares represent the Trust Shares and exclude the Garfinkle Shares and 1,827,148 shares beneficially owned by BFF (including the EZF Shares and the Joint Shares), which are subject to the Stockholders Agreement.

     (b) Exclusive of any effect of the relationships set forth under the Stockholders Agreement, BFF had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 1,638,830 shares of Common Stock, and shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 1,506,807 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with LQF and EFF), the EZF Shares (with respect to which such shared power was held with EZF) and the Joint Shares (with respect to which such shared power was held with LQF).

     During the last five years, EZF, a citizen of the United States of America whose residence address is 301 East 87th Street, New York, New York 10128 and whose principal occupation is as president of B. Field, Inc., an apparel manufacturer, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Exclusive of any effect of the relationships set forth under the Stockholders Agreement, LQF had shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,318,489 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with BFF and EFF), and also of 20,000 shares of Common Stock, consisting of the Joint Shares (with respect to which such shared power was held with BFF).

     Exclusive of any effect of the relationships set forth under the Stockholder Agreement, EFF had shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 1,318,489 shares of Common Stock, consisting of the Trust Shares (with respect to which such shared power was held with BFF and LQF).

     (c) On July 11, 1996, the Preferred Shares were converted into the Conversion Shares pursuant to the Conversion Agreement.

     On July 11, 1996, BFF acquired the Private Placement Shares pursuant to the Subscription Agreements, for a per share price of $2.25.

     (d) LQF and EFF, as co-trustees of the Failing Trust, may pay or apply dividends or proceeds from the sale of the Trust Shares to the beneficiaries thereof, namely Lindsey Failing and Bruce Failing III, the children of BFF and LQF.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer
          ------------------------------------------------------

     Under the Stockholders Agreement, members of the Failing family (including related parties) and of the Garfinkle family (including related parties), have agreed that: (i) through the year 2003, they will use their best efforts to provide that the Board of Directors of the Corporation will consist of not more than seven directors, six of whom will be designated by Mr. Garfinkle and BFF in proportion to the respective beneficial holdings of shares of Common Stock of the Garfinkle family and the Failing family, (ii) except for sales effected pursuant to Rule 144 and transfers to affiliates, family members or related trusts, neither family may transfer any shares of Common Stock to any third party without first offering such shares to the other family at the same price as offered by such third party, (iii) through the year 2003, in the event either family proposes to transfer shares of Common Stock to a third party in a transaction pursuant to which control of the

Corporation would change, the other family will have the right, on the same terms, to participate in such transaction, and (iv) through the year 2003, Mr. Garfinkle has the option to acquire at fair market value all shares held by the Failing family upon the death or incapacity of BFF, which option may be assigned to the Corporation, subject to the Corporation's acceptance of such option. Such arrangements terminate in the event either family owns less than ten percent of the outstanding Common Stock, or if Mr. Garfinkle and BFF are unable to elect at least a majority of the Board of Directors of the Corporation.

     On July 11, 1996, upon completion of the Regulation S Offering and the Private Placement, the Preferred Shares were converted into the Conversion Shares pursuant to a conversion agreement dated July 2, 1996 entered into between the Corporation and BFF. Pursuant to the Conversion Agreement BFF was entitled to the amount of $21,705 from the Corporation in connection with such conversion, which was applied to the acquisition of Private Placement Shares.

     BFF is entitled to certain demand and incidental registration rights covering the Conversion Shares pursuant to a Registration Rights Agreement dated July 24, 1995 extended by the Corporation. Such demand registration rights obligate the Corporation to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify the Corporation that they intend to offer for sale in the aggregate at least 100,000 shares of Common Stock. Under a Registration Right Agreement dated July 11, 1996 extended by the Corporation, BFF is entitled to incidental registration rights covering the Private Placement Shares.

     The undersigned are also entitled to certain demand and incidental registration rights, covering an aggregate of 2,804,367 shares of Common Stock issued to them in connection with the Corporation's reorganization prior to its initial public offering of Common Stock, pursuant to a Registration Rights Agreement dated March 12, 1993 extended by the Corporation. Such demand registration rights obligate the Corporation to register such shares, on two occasions, provided that the holders of at least 500,000 shares notify the Corporation that they intend to offer for sale in the aggregate at least 100,000 shares of Common Stock.

     Except as stated in response to this Item 6, none of the undersigned is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, parts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)
Exhibit B - Stockholders Agreement dated March 12, 1993* Exhibit C - Registration Rights Agreement dated March 12, 1993* Exhibit D - Subscription Agreement dated July 24, 1995*
Exhibit E - Registration Rights Agreement dated July 24, 1995* Exhibit F - Conversion Agreement dated July 2, 1996
Exhibit G - Subscription Agreements accepted July 5, 1996 Exhibit H - Registration Rights Agreement dated July 11, 1996

__________________
* Previously filed in paper format.

                            SIGNATURE
                            ---------

         After reasonable inquiry and to the best of our respective knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 1996
                                   s/Bruce F. Failing, Jr.
                                   ------------------------------
                                   Bruce F. Failing, Jr.


Dated: July 30, 1996
                                   s/Leigh Q. Failing
                                   -----------------------------
                                   Leigh Q. Failing, individually
                                   and as Trustee of The Failing
                                   Trust


Dated: July 30, 1996
                                   s/Elizabeth F. Failing
                                   -----------------------------
                                   Elizabeth F. Failing, as Trustee
                                   of The Failing Trust

                        INDEX TO EXHIBITS
                        -----------------



Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)
Exhibit B - Stockholders Agreement dated March 12, 1993* Exhibit C - Registration Rights Agreement dated March 12, 1993* Exhibit D - Subscription Agreement dated July 24, 1995*
Exhibit E - Registration Rights Agreement dated July 24, 1995* Exhibit F - Conversion Agreement dated July 2, 1996
Exhibit G - Subscription Agreements accepted July 5, 1996 Exhibit H - Registration Rights Agreement dated July 11, 1996

__________________
* Previously filed in paper format.